Exhibit 12

XL CAPITAL

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS
000s of U.S. Dollars

	Yr End	Yr End	Yr End	Yr End	Yr End
	31-Dec	31-Dec	31-Dec	31-Dec	31-Dec
	2003	2002	2001	2000	1999

Earnings:
Pre-tax income from continuing operations	323,169	392,903	(833,916)	376,734	390,252
Fixed charges and pref divs.	252,413	186,987	117,994	76,612	53,609
Distributed income of equity investees	124,888	23,335	3,662	4,987	1,266

Subtotal	700,470	603,225	(712,260)	458,333	445,127
Less: Minority interest	9,264	13,371	2,113	1,093	220
Preference share dividends	40,321	9,620	-	-	-

Total Earnings	650,885	580,234	(714,373)	457,240	444,907

Fixed Charges:
Interest costs	94,337	102,200	65,350	32,147	37,378
Accretion of deposit liabilities	105,070	65,886	47,922	38,446	12,394
Rental expense at 30% (1)	12,685	9,281	4,722	6,019	3,837

Total Fixed charges	212,092	177,367	117,994	76,612	53,609

Preference share dividends - XL Capital	40,321	9,620	-	-	-

Total Prefered dividends	40,321	9,620	-	-	-

Total fixed charges and preference
dividends	252,413	186,987	117,994	76,612	53,609

Ratio of Earnings to Fixed Charges	3.1	3.3	(6.1)	6.5	8.3

Ratio of Earnings to Combined Fixed
Charges and Preference Dividends	2.6	3.1	(6.1)	6.0	8.3

Deficiency	N/A	N/A	(832,367)	N/A	N/A

(1)	30% represents a reasonable approximation of the interest factor
(2)	For the year ended December 31, 2001, earnings were insufficient to cover fixed charges by $832.4 million.
(3)	The ratios in 1999 and 2000 reflect certain reclassifications of interest expense related to the accretion of deposit liabilities that were implemented retroactively effective March 31, 2002.